Sit Investment Associates
Mutual Funds Newsletter
Spring 2021

Bond Funds in a Rising Interest Rate Environment

The past 12 to 15 months have proved to be a fairly volatile time for interest rates and bond funds. The 10-year Treasury yield fell from 1.8% at the beginning of 2020 down to 0.6% by the end of the first quarter, and a year later the yield was back up to the same level as early 2020. Bond fund prices, which move inversely to interest rates, have generally been weak or falling as rates have been climbing. Bond investors should continue to review their holdings on a regular basis and especially if their circumstances change to make sure their investment still meets their needs and risk/return expectations.

Extraordinary monetary and fiscal stimulus have brought the U.S. economy through a very difficult time since the pandemic began and continue to provide fuel for growth. Excess savings enlarged partly from stimulus checks and pent-up demand from consumers are likely to drive prices higher in the near term as the country and rest of the world slowly reopen. Additionally, as the government issues more debt to help pay for the stimulus measures, the extra supply of bonds will help create more upward pressure on interest rates as yields must increase to entice sufficient demand, which results in falling bond prices. Depending on a bond's characteristics, this price change can be relatively minimal or significant.

Bond fund price movements can be estimated by a measurement called duration, which is a good gauge for a bond fund's price sensitivity to interest rates. Longer durations equate to greater price volatility, which is one way to measure risk. For example, if a bond fund's duration is 4 years, and interest rates increase by 1%, the price of this fund could fall by approximately 4%. Conversely, if interest rates fall by 1%, the price of this fund may increase by 4%.

Bond prices may also be impacted by economic events, albeit not as directly as with interest rate changes. If the economy heads into a recession as was the case about a year ago, businesses and other entities may struggle with falling sales, decreased profits, lower tax revenues, etc. It follows that some entities with higher debt loads or marginal capacity to service their debts (i.e. lower-quality issues) may not be able to make interest or principal payments, which results in the market decreasing the value/price of these lower quality debt instruments. Conversely, as the economy strengthens, many entities will see their prospects brighten and bond prices improve. Of course, not all issuers or their bonds will be impacted the same. For example, during the pandemic, companies providing services to aid "work from home" (e.g. Zoom, Microsoft) have done very well, but other industries such as travel experienced great difficulty and have yet to return to normal levels of business activity.

Price movement is only one of the components that make up the total return an investor receives from a bond fund. The other component is the interest income that a bond fund generates and pays out to its shareholders each year. The income from a bond fund is derived from the investments within the fund (individual bonds, mortgage-backed securities, treasuries, etc.) and most of them may pay a set amount of interest on a regular basis just as investor would receive if they purchased an individual bond for themselves.

The total return from a bond over its life is primarily made up of the income an investor receives and the principal received at the maturity/call date less the price paid. Similarly, bond fund returns over time are mainly derived from the income received, and the volatility of returns that an investor experiences is mainly due to the price fluctuations of the bond held by the fund. Recog-

nizing these factors, the Sit Bond Funds are managed with a focus on producing high levels of income while minimizing price volatility.

For the Sit Tax-Free Income Fund and Sit Minnesota Tax-Free Income Fund, our strategy emphasizes a combination of higher quality longer-term housing issues and bonds possessing both short call provisions and higher coupons to help limit price volatility. Currently, the Funds mainly hold investment grade issues with approximately 40% to 45% of them being at the top end of the spectrum with a rating of either AA or AAA. As of 3/31/2021, 30-Day SEC yields were 1.90% for the Sit Tax-Free Income Fund and 1.81% for the Sit Minnesota Tax-Free Income Fund. For investors in the highest marginal tax brackets, these tax-exempt rates equate to 3.21% and 3.67% for the Sit Tax-Free Fund and Sit Minnesota Tax-Free Fund, respectively. We expect to manage durations near the current level of 4 to 5 years, and we maintain highly diversified portfolios to manage credit risk.

On the taxable side, the Sit Quality Income Fund and Sit U.S. Government Securities Fund maintain very high quality credits as well as shorter durations to decrease price volatility. The Sit Quality Income Fund duration as of 3/31/2021 was 1.2 years and its 30-Day SEC Yield was 1.32%. Sit U.S. Government Securities Fund had a duration of 1.9 years as of 3/31/2021 and a 30-Day SEC yield of 1.82% for Class S shares and 2.05% for Class Y shares.

This information is a good starting point to understand the fundamental workings of bond funds as well as the current positioning of the Sit Bond portfolios. If you have any questions, please call an Investor Services Representative at 800-332-5580 or visit our website at www.sitfunds.com for more information.

Investment Outlook and Strategy Summary
by Roger J. Sit - Chairman and Chief Investment Officer



The $1.9 trillion American Rescue Plan Act (ARP) has contributed to a much-improved economic outlook. The near doubling of available vaccine doses will likely accelerate a full reopening of the domestic economy. We now project U.S. real GDP will rise +6.6% year over year in calendar 2021. This rebound comes after a -3.5% contraction in 2020, but would still be the economy's highest annual growth in nearly four decades. With over $2 trillion in excess savings, a large percentage of which is from U.S. stimulus checks, consumers have the extra wherewithal to drive a robust upturn in spending. Increasingly confident and flush with cash, businesses are also hiking capital expenditures. The newly revealed $2.3 trillion American Jobs Plan (AJP) could lift baseline 2022 GDP growth by 50 to 100 basis points if passed by year end.

Strong factory orders caught many producers, suppliers, and shippers flat-footed. Pandemic-linked disruptions have rippled across worldwide supply chains, leading to depleted inventories, stretched lead times, and increased costs. A weaker U.S. dollar and spiking commodity prices are also putting upward pressure on input and freight costs. The services sector is seeing higher costs as well, mostly by way of commodities exposure. We project U.S. consumer prices will rise +1.5% year over year in the first quarter of 2021 and leap +2.7% in the second against year-ago comparisons. Inflationary pressures will persist, and likely modestly intensify, into 2022 as the economy reopens and spending accelerates. The spike in inflation should be largely transitory and eased by ample economic slack, giving the Fed the needed flexibility to stay accommodative. The supposed $3 to $4 trillion of fresh stimulus in the works, counting the AJP, raises the risk the economy will overheat.

The U.S. dollar is generally counter cyclical – that is, the trade-weighted dollar tends to weaken as global economic growth strengthens and vice versa. The lower relative cyclicality of the U.S. economy by virtue of a smaller manufacturing base helps explain this dynamic. Thus, the U.S. dollar fell -12% against a broad group of currencies from April 2020 to year end as global growth prospects improved, contributing to higher import and commodity prices. Yet, rising fiscal stimulus and a faster COVID-19 vaccine rollout have since positioned the U.S. economy to decidedly outperform global peers in 2021. We now project U.S. GDP growth will outpace that of other developed nations by an average of 150 basis points this year. The Dollar Smile Theory suggests the U.S. dollar strengthens during global recessions and weakens when international GDP growth outpaces that of the U.S. A stronger U.S. dollar will pose a sequential headwind for U.S. exporters, U.S.-based multinationals, and emerging markets, but will likely tamp down input and commodity prices. Nonetheless, historically high U.S. twin deficits (i.e., current account and federal budget) and a proactive Fed will likely cap dollar strength and contribute to another downward reversal in late 2021 or early 2022 when international economies are on a more solid footing.

Led by massive global stimulus and economic strength in China and the U.S., we now estimate real global GDP will surpass the pre-pandemic level by midyear and expand about +5.0% in 2021. U.S. stimulus spillover will also increase international output. The OECD projects a 50 to 120 basis point lift to major U.S. trading partners' baseline GDP growth rates in the first full year of the $1.9 trillion American Rescue Plan. In all, $31 trillion in global stimulus (≈36% of global GDP) has amassed since early 2020. Along with a shift in consumer spending to home-related and leisure goods and growing capacity/tech investment, the stimulus has helped lift the global manufacturing PMI to a 10-year high. However, the services sector remains hamstrung by COVID-19 containment measures. Economic divergences among nations are also becoming increasingly evident based on success in keeping the virus in check, the pace of vaccinations, and policy support level. A somewhat staggered global recovery is not necessarily undesirable. as it should forestall added inflationary pressures and, in turn, allow central banks to remain accommodative.

Manufacturing activity is booming throughout Europe, with Germany's manufacturing PMI at a record high in March. Italy's at a 21-year high, France's at a 20-year high, Spain's at a 14-year high, and the U.K.'s at a 10-year high. Robust demand from the U.S. and China as well as domestic preparations for loosening COVID-related restrictions underpin the strength. The European Central Bank continues to underwrite the nascent recovery. The U.K. is considerably outpacing continental Europe in terms of the percent of the population vaccinated against COVID-19, setting the economy up for a full reopening. Deployment snafus and safety concerns tied to the AstraZeneca vaccine have materially slowed the vaccine rollout across much of the rest of Europe. With services representing over two-thirds of GDP, the late rollout dampens the near-term outlook for the Euro Area. We now forecast real GDP will grow +4.0% in 2021. Aided by a favorable base effect and rapid vaccine deployment, we still project U.K. GDP will rise +5.0% this year.

Emerging market economies are confronting a strengthening U.S. economy, rising U.S. dollar, higher commodity prices, and slower vaccination of its population, all of which have a mixed impact on the various nations. Stronger U.S. economic growth and currency should boost U.S. imports and support emerging market exports and commodities of oil, copper, and iron ore. A stronger U.S. dollar would hurt countries with high U.S. dollar-denominated debt. Higher commodity prices will also contribute to inflationary pressures, especially in oil importers, such as India. Although annual headline inflation has remained relatively stable in most emerging markets, low base effects from last year should lead to a near-term acceleration. Finally, many emerging markets are lagging in terms of vaccination, which will delay economic recovery and a return to pre-COVID GDP levels.

China's industrial production growth accelerated on export strength and additional working days in February. Conversely, private consumption growth continued to lag. At the same time, the pace of policy normalization has been mild as expected. Our forecast of high teen real GDP growth in the first quarter of 2021 and high single-digit growth for the entire year remains unchanged.

Fixed Income

The first quarter of 2021 saw a rise in U.S. Treasury yields, which we expect to continue. Interest rates are being driven higher by improving economic growth, rising inflationary pressures, and anticipated Treasury market imbalances. The rapid pace of vaccinations and the reopening of the economy are contributing to robust growth on a global scale. We already see increased pricing pressures in services and manufacturing data. Supply chain issues and bottlenecks will likely worsen and continue to contribute to upward pricing issues in the coming months. Moreover, year-over-year inflation metrics will be biased upward as the depressed figures from the pandemic's onset provide a low base for upcoming comparisons. Many of the factors influencing inflation will likely prove transient and dissipate in 12-18 months. The massive amount of fiscal stimulus the government has provided ($6.8 trillion so far), along with future proposed spending initiatives, will eventually need to be funded by increased Treasury issuance (projected to be $3 trillion). This increase in supply is coming when market participants speculate the Fed, which is buying $120 billion in securities per month, may be looking to begin winding down its asset purchase program. This anticipated supply-demand imbalance is also pressuring yields higher. The rise in interest rates may slow as the proposed infrastructure bill and corresponding tax hike may be perceived as a net negative on domestic economic growth.

Taxables: The Fed has reiterated it will remain accommodative, and enormous fiscal stimulus continues to accumulate. As a result, we believe the economic recovery will likely be large, occur soon, and drive a spike in inflation against easy year-over-year comparisons. The Fed's commitment to keep short-term interest rates low until 2023-2024, coupled with inflationary pressures, are driving up longer-term rates and will steepen the yield curve over the intermediate term. Our emphasis remains on providing a significant yield advantage, which represents the best source of return to offset potential price losses from rising rates. We positioned portfolios with durations below benchmarks that should outperform in an economic rebound, emphasizing lower-quality and cyclical securities where appropriate. We are also using inflation-protected securities and avoiding bonds at the long end of the yield curve. We intend to capitalize on tactical trading opportunities as the economic recovery takes hold.

Municipals: Reflation and recovery investment themes were evident in the first quarter. The tax-exempt yield curve steepened, although to a lesser extent than like-maturity U.S. Treasuries. Short-term Municipal Market Data (MMD) AAA general obligation (GO) yields were unchanged at low absolute levels, while longer-term MMD AAA GO yields rose nearly 40 basis points. Intermediate- and long-term municipal yield ratios, or MMD AAA GO yields as a percentage of like-maturity U.S. Treasuries, fell during the first quarter as investor demand for tax-exempt income led to less steepening in the municipal yield curve than the Treasury yield curve. In a reversal from last quarter, shorter bonds largely outperformed longer bonds due to the rising interest rate environment Investors continued to reach for yield, leading to lower quality bonds outperforming higher quality ones.

The $1.9 trillion ARP included over $600 billion in municipal entities' funding. On balance, state and local government revenues were far more resilient than expected, and little has changed over the last year. The additional funding in the ARP far outweighs any negative budget impacts of COVID-19 and strengthens credit quality for many municipal issuers over the short term.

Intermediate and long-term U.S. Treasury rates have increased rather markedly from the low levels at year end and may increase further. While tax-exempt interest rates have not increased as quickly as U.S. Treasury rates thus far in 2021, at least some of the gap may begin to close. The Biden administration's plan to increase corporate and some individual federal tax rates is likely to maintain investor demand for tax-exempt income. Similarly, the significant funding to municipal entities from the ARP may decrease their need to issue debt over the short run. While credit spreads could tighten further, we believe most of the tightening has likely already occurred. We plan to maintain duration near current levels.

Equities

A +22% upswing in crude oil spot prices in the quarter, an +82-basis point surge in the 10-year U.S. Treasury bond yield, and rising investor confidence in a global economic rebound fueled robust first quarter 2021 gains in the energy, financial, and industrial components of the S&P 500® Index. The overall Index returned +6.2%. Given the energy, financial, and industrial sectors generally comprise a larger percentage of value indices, those measures outperformed growth counterparts across the market capitalizations for the quarter. Small-capitalization indices also continued to outperform large peers and have almost closed the considerable performance gap that expanded over the previous three years. While cyclical growth and value stocks continued to outperform in March, market leadership shifted back to large capitalization. As the recovery matures and the rate of change in economic growth decelerates, we expect a rotation back to secular growth stocks from cyclical growth and value. Developed markets generally outperformed emerging markets in the first quarter, with solid performance throughout much of Europe.

Increasing bond yields and the so-called "duration effect" have negatively impacted higher valuation, momentum stocks (generally secular growth tech). Equity investors continue to push stocks higher on positive fundamentals. Excess liquidity helped offset the drag from rising yields on equity valuation multiples. A continued increase in yields will eventually catch up with equity market multiples as the pace of excess liquidity decelerates. Still, we expect double-digit year-over-year earnings growth for the S&P 500 in 2021 and 2022 to offset contraction in the overall market multiple and drive positive equity returns in 2021 and perhaps beyond.

Bottom-up earnings for the S&P 500 are currently projected to grow by +27% year over year in 2021 and by +15% in 2022. The earnings upturn is broad-based, though the more cyclical/economically sensitive sectors have the highest projected growth in 2021. As international markets account for ≈40 percent of S&P 500 revenue, the weaker U.S. dollar has boosted the export demand and translated foreign profits of U.S.-based multinational constituents. The ISM Manufacturing Prices Paid Index has risen to a 10-year high on increased import, commodity, and freight costs. While a nearer-term reversal in the U.S. dollar may provide some cost relief, inflationary pressures are likely to remain a source of earnings risk over at least the next several quarters.

We continue to position portfolios toward traditional growth sectors as well as those most levered to the surge in economic growth over the next several quarters. We continue to emphasize semiconductors within technology as a broad-based acceleration in demand is outpacing supply. Industrial and transportation stocks also remain attractive. Finally, the reflationary backdrop has created a strong tailwind for financial stocks. We also overweight the property-casualty insurance industry, where COVID-related losses and elevated catastrophes have led to the strongest pricing environment in many years.

Along with initially depressed valuations, an improved backdrop for cyclical stocks underpins the recent strong value performance relative to the growth style. We believe valuations for many traditional value groups now fully reflect the near-term earnings rebound. In addition, we believe secular headwinds prevailing over the past several years for many groups will reassert themselves once outsized growth from "easy comparisons" come and go. Our portfolios remain underweighted across these structurally challenged groups.

We remain positive on China, South Korea, Singapore, and India equities. We expect total emerging market real GDP growth of +5.3% in calendar 2021. We are sticking with internet names whose mid-to-long term growth prospects remain solid. We are positive on the outlook for materials (especially iron ore and copper). We like South Korean exporters, sectors exposed to consumer spending, financials, and electric vehicle batteries. In India, we like consumer, financials, energy, information services, and industrial companies. **3**

The $1.9 Trillion American Rescue Plan Act

On March 11th, President Joe Biden signed into law the American Rescue Plan Act of 2021. Congress's intent in passing the 628-page bill was to stimulate the economy and accelerate the economic recovery from the downturn due to the Coronavirus pandemic. The bill is vast, covers a number of sectors of the American economy and will impact many Americans in one way or another. The following is a summary of some of the bill's major – and somewhat interesting – provisions.

Economic Impact Payments (Third Round)

Generally, if you're a U.S. citizen or a U.S. resident alien, payment will be made of up to $1,400 for single tax filers ($2,800 for joint filers) plus an additional $1,400 per dependent for those with an income of $75,000 or less ($150,000 or less for joint filers). The payment amount will be reduced for single filers with an income between $75,000-$80,000 and between $150,000-$160,000 for joint filers. Above these amounts, no payment will be made. Those who can be claimed as a dependent on someone else's tax return are not eligible for the payment.

Unemployment Benefits

The bill extends federal unemployment benefits by $300 per week through September 4th. In addition, for those with incomes of less than $150,000, the bill waives federal tax on up to $10,200 of unemployment benefits that an individual received last year. Since most 2020 returns have already been filed, the IRS recently announced that there is no need for affected individuals to file an amended tax return because they will send tax refunds automatically when necessary.

COBRA Benefits

A law passed over 35 years ago ("COBRA") gives terminated employees the option to continue the medical coverage they had through their employer, by paying the full monthly premium for 18 months (in some cases, 36 months). To help those who lost their job recently, the American Rescue Plan provides a 100% subsidy to pay for an individual's COBRA coverage premiums through September 30, 2021. Additionally, the law gives an individual the option to enroll in their former employer's medical coverage through COBRA if they declined the option earlier.

Student Loan Tax Relief

Down the road, a small part of the bill could provide a significant benefit to those with outstanding student loans. Through January 1, 2026, the bill exempts student loan forgiveness from taxation, whether a federally backed student loan or a private student loan.

Generally, when an individual has a loan cancelled, the forgiven amount is a taxable transaction to them and must be reported on their tax forms. To the IRS, it's as though the individual received "income" to pay off the balance of their loan. If student loan debt is forgiven in the future – either by a presidential executive order or through the legislative process – this provision in the law will save some student loan borrowers thousands of dollars in taxes.

Expanded Child Tax Credits

The law significantly increases the child tax credit from $2,000 to $3,600 for children under age 6, and from $2,000 to $3,000 for children under age 18. The credit is now fully refundable which means that if the total tax credit is more than the tax owed, the taxpayer will receive a refund for the full amount of the difference. For example, if you owe $1,600 in taxes but have a $3,000 child tax credit, you would receive a $1,400 tax refund. Instead of waiting until 2022, those eligible for the credit will receive advance, installment payments of the child tax credit from July 1 – December 31, 2021. In addition, low-income families in Puerto Rico, Guam and other U.S. territories are now eligible for the child tax credit.

American Rescue Plan Act of 2021	
Amount	**Category**
$410B	Stimulus checks
$397B	Transportation/infrastructure/financial services/education
$350B	State and local government assistance
$289B	Unemployment benefits and programs
$240B	Expanded tax credits for individuals
$136B	Pension fund and small business assistance
$122B	Energy and commerce
$4.33B	Agriculture, foreign affairs and veterans affairs
$1.9T	**Total**

Online Account Access Update

Updates to the online account access portion of the Sit Funds website will be coming soon. This portion of the website is hosted by the Funds' transfer agent, BNY Mellon Asset Servicing, and there will be a new look designed to provide easier navigation along with updates to functionality that offer increased flexibility and security for password retrieval and account activity monitoring.

Shareholders will be able to reset passwords by either calling a service representative at 800-332-5580 for assistance or by answering security-related questions from a set of their own pre-selected questions and answers. Account monitoring will allow shareholders to receive alerts via text or email whenever activity occurs on their account such as transactions, address changes or updates to bank information. Please note that existing shareholders who had account access, but have not logged in for an extended period of time or had issues with their passwords and IDs, may have to re-register for account access.

$1 Trillion in Taxes
May Go Uncollected Each Year

Speaking before the Senate Finance Committee in April, Internal Revenue Service Commissioner Charles Rettig fears that the "tax gap" – the difference between taxes owed and actually collected – has grown significantly. The last time the IRS provided an official estimate 10 years ago, the tax gap was estimated to be $441 billion per year.

With the growth of foreign-source income, cryptocurrencies and a lack of resources to enforce collection, Mr. Rettig said, "It would not be outlandish to believe that the actual tax gap could approach, and possibly exceed, $1 trillion per year."

The IRS is scheduled to update their tax gap estimate next year. For more information, visit www.irs.gov/newsroom/the-tax-gap.

Sit Dividend Growth Fund

As of March 31, 2021

FUND PERFORMANCE (%)

	3 Month	Annualized Returns: 1 Year	3 Year	5 Year	10 Year	Since Inception	30-Day SEC Yield(1)
Class I Shares	**7.03**	**53.21**	**14.24**	**13.83**	**12.14**	**10.42**	**1.29**
S&P 500® Index	6.18	56.35	16.78	16.29	13.91	9.87	
Class S Shares	**6.94**	**52.85**	**13.96**	**13.55**	**11.86**	**9.92**	**1.04**
S&P 500 Index	6.18	56.35	16.78	16.29	13.91	10.01	

3-month returns are not annualized. Performance figures are historical and do not guarantee future results. Investment returns and principal value will vary, and you may have a gain or loss when you sell shares. Current performance may be lower or higher than the performance data quoted. Contact the Fund for performance data current to the most recent month-end. Returns include changes in share price as well as reinvestment of all dividends and capital gains. Returns do not reflect the deduction of the 2% redemption fee imposed if shares are redeemed or exchanged within 30 calendar days from their date of purchase. If imposed, the fee would reduce the performance quoted. Returns do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or the redemption of Fund shares. Management fees and adminIstrative expenses are included in the Fund's performance. Returns for periods greater than one year are compounded average annual rates of return.

(1) The SEC yield reflects the rate at which the Fund is earning income on its current portfolio of securities.

TOP TEN HOLDINGS

Company Name	% of Net Assets	Company Name	% of Net Assets
Microsoft Corp.	5.6	Procter & Gamble Co.	2.0
Apple, Inc.	4.9	PepsiCo, Inc.	1.9
Johnson & Johnson	2.7	Medtronic, PLC	1.8
Broadcom, Inc.	2.4	Analog Devices, Inc.	1.8
Applied Materials, Inc.	2.3	MetLife, Inc.	1.7
		Total	27.2

PORTFOLIO SECTOR ALLOCATION (%)

Electronic Technology	17.4
Finance	17.0
Health Technology	12.8
Technology Services	11.0
Producer Manufacturing	8.1
Consumer Non-Durables	5.9
Retail Trade	5.0
Utilities	5.0
Sectors Less Than 4.0%	17.1
Cash and Other Net Assets	0.7

PORTFOLIO CHARACTERISTICS

I Share Assets (Millions):	$192.4
S Share Assets (Millions):	$31.2
Number of Holdings:	72
Wtd. Avg. Market Cap (Billions):	$335.4
Median Market Cap (Billions):	$98.8

INVESTMENT OBJECTIVE

Current income that exceeds the dividend yield of the S&P 500® Index and that grows over a period of years, and long-term capital appreciation.

INVESTMENT STRATEGY

The Fund seeks to achieve its objectives by investing, under normal market conditions, at least 80% of its net assets in dividend-paying common stocks. The Adviser invests in dividend paying growth-oriented companies it believes exhibit the potential for growth and growing dividend payments. The Adviser believes that a company's earnings growth is a primary determinant of its potential long-term return, and that a record of increasing dividend payments is a strong indicator of financial health and growth prospects.

INVESTMENT STYLE

Style
Value
Blend
Growth
Cap Size
Large
Mid
Small

INDUSTRY EXPERIENCE

The Fund is managed by a team of investment professionals led by:

Roger J. Sit, 30 years

Kent L. Johnson, CFA, 32 years

FUND DETAILS

	Class I	Class S
Ticker:	SDVGX	SDVSX
CUSIP:	82980D-70-7	82980D-80-6
Inception Date:	12/31/03	3/31/06
Expense Ratio:	0.70%	0.95%

Fund holdings, sector allocations (as % of market value) and portfolio characteristics may change at any time and are not investment recommendations. The **S&P 500® Index** is an unmanaged, capitalization-weighted index that measures the performance of 500 widely held common stocks of large-cap companies. It is not possible to invest directly in an index. **Weighted Average Market Cap** is the average market capitalization of companies held by the Fund, weighted in proportion to their percentage of the Fund's net assets.

Carefully consider the Fund's investment objectives, risks, charges and expenses before investing. The prospectus contains this and other important Fund information and may be obtained by calling Sit Mutual Funds at 1-800-332-5580 or at www.sitfunds.com. Read the prospectus carefully before investing. Investment return and principal value of an investment will fluctuate so that an investor's shares when redeemed may be worth more or less than their original cost. Information about the risks associated with investing in the Sit Dividend Growth Fund is found on page 19.

Sit Small Cap Dividend Growth Fund

As of March 31, 2021

INVESTMENT OBJECTIVE

Current income that exceeds the dividend yield of the Russell 2000® Index and that grows over a period of years, and long-term capital appreciation.

INVESTMENT STRATEGY

The Fund seeks to achieve its objectives by investing, under normal market conditions, at least 80% of its net assets in dividend-paying, growth-oriented common stocks that it believes exhibit the potential for growth and growing dividend payments. The Adviser invests in companies with maximum capitalizations, at the time of purchase, of $3 billion or the market capitalization of the largest company included in the Russell 2000® Index measured at the end of the previous 12 months. The Adviser believes that a company's earnings growth is a primary determinant of its potential long-term return, and that a record of increasing dividend payments is a strong indicator of financial health and growth prospects.

INVESTMENT STYLE

Style
Value
Blend
Growth
Cap Size
Large
Mid
Small

INDUSTRY EXPERIENCE

The Fund is managed by a team of investment professionals led by:

Roger J. Sit, 30 years
Kent L. Johnson, CFA, 32 years
Robert W. Sit, CFA, 29 years
Michael T. Manns, 34 years

FUND DETAILS

	Class I	Class S
Ticker:	SSCDX	SDFSX
CUSIP:	82980D-86-3	82980D-85-5
Inception Date:	3/31/15	3/31/15
Expense Ratio:	1.00%	1.25%

FUND PERFORMANCE (%)

		Annualized Returns				
	3 Month	1 Year	3 Year	5 Year	Since Inception	30-Day SEC Yield(1)
Class I Shares	**11.64**	**72.01**	**12.34**	**12.40**	**9.80**	**0.61**
Class S Shares	**11.57**	**71.65**	**12.06**	**12.10**	**9.52**	**0.37**
Russell 2000® Index	12.70	94.85	14.76	16.35	11.52	

3-month returns are not annualized. Performance figures are historical and do not guarantee future results. Investment returns and principal value will vary, and you may have a gain or loss when you sell shares. Current performance may be lower or higher than the performance data quoted. Contact the Fund for performance data current to the most recent month-end. Returns include changes in share price as well as reinvestment of all dividends and capital gains. Returns do not reflect the deduction of the 2% redemption fee imposed if shares are redeemed or exchanged within 30 calendar days from their date of purchase. If imposed, the fee would reduce the performance quoted. Returns do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or the redemption of Fund shares. Management fees and adminIstrative expenses are included in the Fund's performance. Returns for periods greater than one year are compounded average annual rates of return.

(1) The SEC yield reflects the rate at which the Fund is earning income on its current portfolio of securities.

TOP TEN HOLDINGS

Company Name	% of Net Assets
Monolithic Power Systems, Inc.	3.0
MKS Instruments, Inc.	2.8
Scotts Miracle-Gro Co.	2.1
KBR, Inc.	1.9
Stifel Financial Corp.	1.8

Company Name	% of Net Assets
Evercore Partners, Inc.	1.7
Nexstar Media Group, Inc.	1.7
Encompass Health Corp.	1.6
AtriCure, Inc.	1.6
CNO Financial Group, Inc.	1.6
Total	19.7

PORTFOLIO SECTOR ALLOCATION (%)

Finance	27.1
Producer Manufacturing	12.9
Electronic Technology	9.4
Consumer Durables	6.4
Health Technology	6.1
Process Industries	5.8
Commercial Services	4.9
Consumer Services	4.5
Sectors Less Than 4.0%	20.6
Cash and Other Net Assets	2.3

PORTFOLIO CHARACTERISTICS

I Share Assets (Millions):	$16.5
S Share Assets (Millions):	$5.2
Number of Holdings:	91
Wtd. Avg. Market Cap (Billions):	$6.3
Median Market Cap (Billions):	$4.9

Fund holdings, sector allocations (as % of market value) and portfolio characteristics may change at any time and are not investment recommendations. The Fund invests in small-cap stocks, which involve additional risks such as limited liquidity & greater volatility. **Russell 2000® Index** is an unmanaged index that measures the performance of the 2,000 smallest companies in the Russell 3000® Index, an index consisting of the 3,000 largest U.S. companies based on market capitalization. It is not possible to invest directly in an index. Russell Investment Group is the owner of the registered trademarks, service marks and copyrights related to the Russell Indexes. Russell® is a registered trademark of Russell Investment Group. **Weighted Average Market Cap** is the average market capitalization of companies held by the Fund, weighted in proportion to their percentage of the Fund's net assets.

Carefully consider the Fund's investment objectives, risks, charges and expenses before investing. The prospectus contains this and other important Fund information and may be obtained by calling Sit Mutual Funds at 1-800-332-5580 or at www.sitfunds.com. Read the prospectus carefully before investing. Investment return and principal value of an investment will fluctuate so that an investor's shares when redeemed may be worth more or less than their original cost. Information about the risks associated with investing in the Sit Small Cap Dividend Growth Fund is found on page 19.

Sit Global Dividend Growth Fund

As of March 31, 2021

FUND PERFORMANCE (%)

| | 3 Month | Annualized Returns | | | | | 30-Day SEC Yield[1] |
		1 Year	3 Year	5 Year	10 Year	Since Inception	
Class I Shares	4.36	49.94	12.98	11.71	8.76	9.71	0.83
Class S Shares	4.26	49.63	12.69	11.43	8.49	9.44	0.59
MSCI World Index	4.92	54.03	12.81	13.36	9.88	9.34	

3-month returns are not annualized. Performance figures are historical and do not guarantee future results. Investment returns and principal value will vary, and you may have a gain or loss when you sell shares. Current performance may be lower or higher than the performance data quoted. Contact the Fund for performance data current to the most recent month-end. Returns include changes in share price as well as reinvestment of all dividends and capital gains. Returns do not reflect the deduction of the 2% redemption fee imposed if shares are redeemed or exchanged within 30 calendar days from their date of purchase. If imposed, the fee would reduce the performance quoted. Returns do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or the redemption of Fund shares. Management fees and adminstrative expenses are included in the Fund's performance. Returns for periods greater than one year are compounded average annual rates of return.

(1) The SEC yield reflects the rate at which the Fund is earning income on its current portfolio of securities.

PORTFOLIO SECTOR ALLOCATION (%)

Finance	16.0
Technology Services	15.1
Electronic Technology	12.8
Health Technology	12.8
Producer Manufacturing	9.0
Consumer Non-Durables	8.7
Consumer Services	3.6
Process Industries	3.4
Sectors Less Than 3.4%	16.5
Cash and Other Net Assets	2.1

PORTFOLIO COUNTRY ALLOCATION (%)

United States	60.5
Switzerland	8.5
United Kingdom	8.5
Ireland	5.3
Germany	5.1
Australia	4.0
Japan	2.3
Spain	1.8
3 Countries Less Than 1.8%	1.9
Cash and Other Assets	2.1

TOP TEN HOLDINGS

Company Name	% of Net Assets
Microsoft Corp.	6.5
Apple, Inc.	5.5
Johnson & Johnson	2.7
JPMorgan Chase & Co.	2.6
Applied Materials, Inc.	2.6
Accenture, PLC	2.4
Logitech International SA	2.4
Alphabet, Inc.	2.2
Partners Group Holding AG	2.2
Allianz SE, ADR	2.1
Total	19.8

PORTFOLIO CHARACTERISTICS

I Share Assets (Millions):	$38.8
S Share Assets (Millions):	$3.8
Number of Holdings:	63
Wtd. Avg. Market Cap (Billions):	$360.7
Median Market Cap (Billions):	$82.7

INVESTMENT OBJECTIVE

Current income that exceeds the dividend yield of the MSCI World Index and that grows over a period of years, and long-term capital appreciation.

INVESTMENT STRATEGY

The Fund seeks to achieve its objectives by investing, under normal market conditions, at least 80% of its net assets in dividend-paying common stocks issued by U.S. and foreign companies. The Fund will invest significantly (at least 40% of its net assets) in companies outside the U.S. The Adviser invests in dividend paying growth-oriented companies it believes exhibit the potential for growth and growing dividend payments. The Adviser believes that a company's earnings growth is a primary determinant of its potential long-term return, and that a record of increasing dividend payments is a strong indicator of financial health and growth prospects.

INVESTMENT STYLE

Style

Cap Size	Value	Blend	Growth
Large		■	
Mid			
Small			

INDUSTRY EXPERIENCE

The Fund is managed by a team of investment professionals led by:
Roger J. Sit, 30 years
Kent L. Johnson, CFA, 32 years
Raymond E. Sit, 28 years

FUND DETAILS

	Class I	Class S
Ticker:	GDGIX	GDGSX
CUSIP:	82980D-88-9	82980D-87-1
Inception Date:	9/30/08	9/30/08
Expense Ratio:	1.00%	1.25%

Fund holdings, sector allocations (as % of market value) and portfolio characteristics may change at any time and are not investment recommendations. The **MSCI World Index** is an unmanaged free float-adjusted market capitalization index that measures the equity market performance of 23 Developed Markets countries. **Weighted Average Market Cap** is the average market capitalization of companies held by the Fund, weighted in proportion to their percentage of the Fund's net assets. **Beta** is a measure of a fund's sensitivity to market movements. The beta of the market is 1.00 by definition. A beta above 1 is more volatile than the overall market, while a beta below 1 is less volatile.

Carefully consider the Fund's investment objectives, risks, charges and expenses before investing. The prospectus contains this and other important Fund information and may be obtained by calling Sit Mutual Funds at 1-800-332-5580 or at www.sitfunds.com. Read the prospectus carefully before investing. Investment return and principal value of an investment will fluctuate so that an investor's shares when redeemed may be worth more or less than their original cost. Information about the risks associated with investing in the Sit Global Dividend Growth Fund is found on page 19.

Sit Balanced Fund

As of March 31, 2021

INVESTMENT OBJECTIVE

Long-term capital growth consistent with preservation of principal and seeks to provide shareholders with regular income.

INVESTMENT STRATEGY

The Fund seeks to achieve its objective by investing in a diversified portfolio of stocks and bonds. In seeking to achieve the Fund's long-term capital growth objective, the Fund invests in common stocks of growth companies. To provide shareholders with regular income, the Fund invests in fixed-income securities and/or common stocks selected primarily for their dividend payment potential.

EQUITY INVESTMENT STYLE



Style
Value
Blend
Growth
Cap Size
Large
Mid
Small

FIXED-INCOME INVESTMENT STYLE



Duration
Short
Interm
Long
Quality
High
Mid
Low

INDUSTRY EXPERIENCE

The Fund is managed by a team of investment professionals led by:

Roger J. Sit, 30 years
Bryce A. Doty, CFA, 30 years
Ronald D. Sit, CFA, 36 years

FUND DETAILS

Ticker:	SIBAX
CUSIP:	82980D-20-2
Inception Date:	12/31/93
Expense Ratio:	1.00%

FUND PERFORMANCE (%)

		Annualized Returns				
	3 Month	1 Year	3 Year	5 Year	10 Year	Since Inception
Balanced	**1.73**	**36.43**	**12.88**	**11.98**	**9.80**	**7.71**
S&P 500® Index	6.18	56.35	16.78	16.29	13.91	10.30
Bloomberg Barclays Aggregate Bond Index	-3.37	0.71	4.65	3.10	3.44	5.12

3-month returns are not annualized. Performance figures are historical and do not guarantee future results. Investment returns and principal value will vary, and you may have a gain or loss when you sell shares. Current performance may be lower or higher than the performance data quoted. Contact the Fund for performance data current to the most recent month-end. Returns include changes in share price as well as reinvestment of all dividends and capital gains. Returns do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or the redemption of Fund shares. Management fees and adminIstrative expenses are included in the Fund's performance. Returns for periods greater than one year are compounded average annual rates of return.

TOP HOLDINGS

Stocks

Company Name	% of Net Assets
Apple, Inc.	3.6
Microsoft Corp.	3.0
Alphabet, Inc.	2.8
Amazon.com, Inc.	2.7
UnitedHealth Group, Inc.	2.1

Bonds

Company Name	% of Net Assets
U.S. Treasury Inflation Bond, 2.00%, 2/15/50	3.1
Putnam Premier Income Trust	0.7
Oregon State Fac. Auth., 2.68%, 7/1/31	0.5
GNMA, 5.97%, 2/20/51	0.5
Louisiana State Trans. Auth., 1.45%, 2/15/27	0.5

PORTFOLIO ALLOCATION (%)

Stocks	63.0
Bonds	33.8
Cash and Other Net Assets	3.2

PORTFOLIO CHARACTERISTICS

Fund Assets (Millions):	$61.4
Number of Holdings:	261

Fund holdings, sector allocations (as % of market value) and portfolio characteristics may change at any time and are not investment recommendations. The **S&P 500® Index** is an unmanaged, capitalization-weighted index that measures the performance of 500 widely held common stocks of large-cap companies. The **Bloomberg Barclays Aggregate Bond Index** is an unmanaged market value-weighted index which measures the performance of investment-grade debt securities with maturities of at least one year. Total return comprises price appreciation/depreciation and income as a percentage of the original investment. Indices are rebalanced monthly by market capitalization. It is not possible to invest directly in an index.

Carefully consider the Fund's investment objectives, risks, charges and expenses before investing. The prospectus contains this and other important Fund information and may be obtained by calling Sit Mutual Funds at 1-800-332-5580 or at www.sitfunds.com. Read the prospectus carefully before investing. Investment return and principal value of an investment will fluctuate so that an investor's shares when redeemed may be worth more or less than their original cost. Information about the risks associated with investing in the Sit Balanced Fund is found on page 19.

Sit ESG Growth Fund

As of March 31, 2021

FUND PERFORMANCE (%)

	3 Month	Annualized Returns: 1 Year	3 Year	Since Inception
Class I Shares	**2.45**	**44.75**	**12.46**	**12.56**
Class S Shares	**2.40**	**44.34**	**12.17**	**12.28**
MSCI World Index	4.92	54.03	12.81	13.85

Performance figures are historical and do not guarantee future results. Investment returns and principal value will vary, and you may have a gain or loss when you sell shares. Current performance may be lower or higher than the performance data quoted. Contact the Fund for performance data current to the most recent month-end. Returns include changes in share price as well as reinvestment of all dividends and capital gains. Returns do not reflect the deduction of the 2% redemption fee imposed if shares are redeemed or exchanged within 30 calendar days from their date of purchase. If imposed, the fee would reduce the performance quoted. Returns do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or the redemption of Fund shares. Management fees and administrative expenses are included in the Fund's performance.

TOP TEN HOLDINGS

Company Name	% of Net Assets	Company Name	% of Net Assets
Microsoft Corp.	5.6	Adobe, Inc.	2.6
Apple, Inc.	5.3	Iberdrola SA, ADR	2.5
Alphabet, Inc.	3.1	Facebook, Inc.	2.5
Home Depot, Inc.	2.7	Sony Group Corp., ADR	2.4
Allianz SE, ADR	2.7	T Rowe Price Group, Inc.	2.4
		Total	31.7

PORTFOLIO SECTOR ALLOCATION (%)

Technology Services	19.6
Health Technology	12.5
Electronic Technology	11.4
Consumer Non-Durables	10.2
Finance	9.8
Producer Manufacturing	8.0
Consumer Services	5.7
Retail Trade	5.4
Sectors Less Than 3.0%	14.1
Cash and Other Net Assets	3.3

PORTFOLIO CHARACTERISTICS

I Share Assets (Millions):	$4.5
S Share Assets (Millions):	$3.9
Number of Holdings:	56
Wtd. Avg. Market Cap (Billions):	$375.2
Median Market Cap (Billions):	$98.7

INVESTMENT OBJECTIVE

Maximize long-term capital appreciation.

INVESTMENT STRATEGY

The Fund seeks to achieve its objective by investing, under normal market conditions, at least 80% of its net assets in companies that the Adviser believes have strong environmental, social and corporate governance (ESG) practices at the time of purchase. Environmental factors may include, for example, environmental footprint, pollution impact and resource management. Social factors may include, for example, human capital concerns, product safety, workplace diversity and employee welfare. Governance factors may include, for example, corporate governance concerns, business ethics, sustainability policy and public policy concerns. The Fund invests in the common stock of U.S and foreign companies. The Fund invests primarily in companies of large to medium capitalizations (companies with market capitalization in excess of $2 billion).

INVESTMENT STYLE

Style
Value
Blend
Growth
Cap Size
Large
Mid
Small

INDUSTRY EXPERIENCE

The Fund is managed by a team of investment professionals led by:

Roger J. Sit, 30 years
David A. Brown, 26 years
Kent L. Johnson, CFA, 32 years
Michael T. Manns, 34 years

FUND DETAILS

	Class I	Class S
Ticker:	IESGX	SESGX
CUSIP:	82980D-84-8	82980D-83-0
Inception Date:	6/30/16	6/30/16
Expense Ratio:	1.00%	1.25%

Fund holdings, sector allocations (as % of market value) and portfolio characteristics may change at any time and are not investment recommendations. The **MSCI World Index** is an unmanaged free float-adjusted market capitalization index that measures the equity market performance of 23 Developed Markets countries. **Weighted Average Market Cap** is the average market capitalization of companies held by the Fund, weighted in proportion to their percentage of the Fund's net assets.

Carefully consider the Fund's investment objectives, risks, charges and expenses before investing. The prospectus contains this and other important Fund information and may be obtained by calling Sit Mutual Funds at 1-800-332-5580 or at www.sitfunds.com. Read the prospectus carefully before investing. Investment return and principal value of an investment will fluctuate so that an investor's shares when redeemed may be worth more or less than their original cost. Information about the risks associated with investing in the Sit ESG Growth Fund is found on page 19.

Sit Large Cap Growth Fund

As of March 31, 2021

INVESTMENT OBJECTIVE

Maximize long-term capital appreciation.

INVESTMENT STRATEGY

The Fund seeks to achieve its objective by investing, under normal market conditions, at least 80% of its net assets in the common stocks of companies with capitalizations of $5 billion or more. The Adviser invests in domestic growth-oriented companies it believes exhibit the potential for superior growth. The Fund focuses on stocks issued by companies with long records of earnings and revenue growth.

INVESTMENT STYLE

Style
Value
Blend
Growth
Cap Size
Large
Mid
Small

INDUSTRY EXPERIENCE

The Fund is managed by a team of investment professionals led by:

Roger J. Sit, 30 years
Ronald D. Sit, CFA, 36 years

FUND DETAILS

Ticker:	SNIGX
CUSIP:	829797-10-9
Inception Date:	9/2/82
Expense Ratio:	1.00%

FUND PERFORMANCE (%)

		Annualized Returns				
	3 Month	1 Year	3 Year	5 Year	10 Year	Since Inception
Large Cap Growth	**2.51**	**61.18**	**20.30**	**18.70**	**14.42**	**10.93**
Russell 1000® Growth Index	0.94	62.74	22.80	21.05	16.63	12.19

3-month returns are not annualized. Performance figures are historical and do not guarantee future results. Investment returns and principal value will vary, and you may have a gain or loss when you sell shares. Current performance may be lower or higher than the performance data quoted. Contact the Fund for performance data current to the most recent month-end. Returns include changes in share price as well as reinvestment of all dividends and capital gains. Returns do not reflect the deduction of the 2% redemption fee imposed if shares are redeemed or exchanged within 30 calendar days from their date of purchase. If imposed, the fee would reduce the performance quoted. Returns do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or the redemption of Fund shares. Management fees and adminIstrative expenses are included in the Fund's performance. Returns for periods greater than one year are compounded average annual rates of return.

TOP TEN HOLDINGS

Company Name	% of Net Assets	Company Name	% of Net Assets
Apple, Inc.	10.2	Applied Materials, Inc.	3.0
Microsoft Corp.	8.7	Visa, Inc.	2.9
Amazon.com, Inc.	6.1	UnitedHealth Group, Inc.	2.7
Alphabet, Inc.	5.9	PayPal Holdings, Inc.	2.7
Facebook, Inc.	3.9	Broadcom, Inc.	2.3
		Total	48.3

PORTFOLIO SECTOR ALLOCATION (%)

Technology Services	34.1
Electronic Technology	19.1
Health Technology	8.8
Retail Trade	8.5
Consumer Non-Durables	5.4
Consumer Services	5.0
Finance	3.8
Producer Manufacturing	3.1
Sectors Less Than 3.0%	11.5
Cash and Other Net Assets	0.7

PORTFOLIO CHARACTERISTICS

Fund Assets (Millions):	$159.2
Number of Holdings:	65
Wtd. Avg. Market Cap (Billions):	635.0
Median Market Cap (Billions):	128.6

Fund holdings, sector allocations (as % of market value) and portfolio characteristics may change at any time and are not investment recommendations. The **Russell 1000® Growth Index** is an unmanaged index that measures the performance of those Russell 1000 companies with higher price-to-book ratios and higher forecasted growth values. The Russell 1000® Index is an unmanaged index that measures the performance of approximately 1,000 of the largest U.S. companies by market capitalization. It is not possible to invest directly in an index. Russell Investment Group is the owner of the registered trademarks, service marks and copyrights related to the Russell Indexes. Russell® is a registered trademark of Russell Investment Group. **Weighted Average Market Cap** is the average market capitalization of companies held by the Fund, weighted in proportion to their percentage of the Fund's net assets.

Carefully consider the Fund's investment objectives, risks, charges and expenses before investing. The prospectus contains this and other important Fund information and may be obtained by calling Sit Mutual Funds at 1-800-332-5580 or at www.sitfunds.com. Read the prospectus carefully before investing. Investment return and principal value of an investment will fluctuate so that an investor's shares when redeemed may be worth more or less than their original cost. Information about the risks associated with investing in the Sit Large Cap Growth Fund is found on page 19.

Sit Mid Cap Growth Fund

As of March 31, 2021

FUND PERFORMANCE (%)

		Annualized Returns				
	3 Month	1 Year	3 Year	5 Year	10 Year	Since Inception
Mid Cap Growth	**1.96**	**64.94**	**17.49**	**15.32**	**11.35**	**11.93**
Russell Midcap® Growth Index	-0.57	68.61	19.41	18.39	14.11	n/a

3-month returns are not annualized. Performance figures are historical and do not guarantee future results. Investment returns and principal value will vary, and you may have a gain or loss when you sell shares. Current performance may be lower or higher than the performance data quoted. Contact the Fund for performance data current to the most recent month-end. Returns include changes in share price as well as reinvestment of all dividends and capital gains and all fee waivers. Without the fee waivers total return figures would have been lower. A portion of the Fund's management fees were waived through 12/31/2010. Returns do not reflect the deduction of the 2% redemption fee imposed if shares are redeemed or exchanged within 30 calendar days from their date of purchase. If imposed, the fee would reduce the performance quoted. Returns do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or the redemption of Fund shares. Management fees and adminIstrative expenses are included in the Fund's performance. Returns for periods greater than one year are compounded average annual rates of return.

TOP TEN HOLDINGS

Company Name	% of Net Assets	Company Name	% of Net Assets
PTC, Inc.	2.5	Trex Co., Inc.	2.1
HubSpot, Inc.	2.5	Skyworks Solutions, Inc.	2.0
Scotts Miracle-Gro Co.	2.3	Applied Materials, Inc.	2.0
Atlassian Corp., PLC	2.2	Broadcom, Inc.	2.0
Dexcom, Inc.	2.2	Waste Connections, Inc.	1.9
		Total	21.8

PORTFOLIO SECTOR ALLOCATION (%)

Technology Services	23.8
Electronic Technology	16.9
Health Technology	14.9
Finance	8.6
Producer Manufacturing	7.2
Health Services	4.2
Consumer Services	4.1
Industrial Services	3.6
Sectors Less Than 3.5%	15.6
Cash and Other Net Assets	1.1

PORTFOLIO CHARACTERISTICS

Fund Assets (Millions):	$216.1
Number of Holdings:	80
Wtd. Avg. Market Cap (Billions):	$30.7
Median Market Cap (Billions):	$17.2

INVESTMENT OBJECTIVE

Maximize long-term capital appreciation.

INVESTMENT STRATEGY

The Fund seeks to achieve its objective by investing, under normal market conditions, at least 80% of its net assets in the common stocks of companies with capitalizations of $2 billion to $15 billion. The Adviser invests in domestic growth-oriented medium to small companies it believes exhibit the potential for superior growth. The Adviser believes that a company's earnings growth is the primary determinant of its potential long-term return and evaluates a company's potential for above average long-term earnings and revenue growth.

INVESTMENT STYLE

Style
Value
Blend
Growth
Cap Size
Large
Mid
Small

INDUSTRY EXPERIENCE

The Fund is managed by a team of investment professionals led by:

Roger J. Sit, 30 years
Kent L. Johnson, CFA, 32 years
Robert W. Sit, CFA, 29 years

FUND DETAILS

Ticker:	NBNGX
CUSIP:	829796-10-1
Inception Date:	9/2/82
Expense Ratio:	1.25%

Fund holdings, sector allocations (as % of market value) and portfolio characteristics may change at any time and are not investment recommendations. The **Russell Midcap® Growth Index** is an unmanaged index that measures the performance of those Russell Mid Cap® Index companies with higher price-to-book ratios and higher forecasted growth values. The Russell Mid Cap® Index is an unmanaged index that measures the performance of approximately 800 of the smallest companies in the Russell 1000® Index. It is not possible to invest directly in an index. Russell Investment Group is the owner of the registered trademarks, service marks and copyrights related to the Russell Indexes. Russell® is a registered trademark of Russell Investment Group. **Weighted Average Market Cap** is the average market capitalization of companies held by the Fund, weighted in proportion to their percentage of the Fund's net assets.

Carefully consider the Fund's investment objectives, risks, charges and expenses before investing. The prospectus contains this and other important Fund information and may be obtained by calling Sit Mutual Funds at 1-800-332-5580 or at www.sitfunds.com. Read the prospectus carefully before investing. Investment return and principal value of an investment will fluctuate so that an investor's shares when redeemed may be worth more or less than their original cost. Information about the risks associated with investing in the Sit Mid Cap Growth Fund is found on page 19.

Sit Small Cap Growth Fund

As of March 31, 2021

INVESTMENT OBJECTIVE

Maximize long-term capital appreciation.

INVESTMENT STRATEGY

The Fund seeks to achieve its objective by investing, under normal market conditions, at least 80% of its net assets in common stocks of companies with capitalizations of up to $3 billion, or up to the market capitalization of the largest company included in the Russell 2000 Index measured at the end of the previous 12 months. The Adviser invests in domestic growth-oriented small companies it believes exhibit the potential for superior growth. The Adviser believes that a company's earnings growth is the primary determinant of its potential long-term return and evaluates a company's potential for above average long-term earnings and revenue growth.

INVESTMENT STYLE



INDUSTRY EXPERIENCE

The Fund is managed by a team of investment professionals led by:
  Roger J. Sit, 30 years
  Kent L. Johnson, CFA, 32 years
  Robert W. Sit, CFA, 29 years

FUND DETAILS

Ticker:	SSMGX
CUSIP:	82980D-30-1
Inception Date:	7/1/94
Expense Ratio:	1.50%

FUND PERFORMANCE (%)

	3 Month	Annualized Returns				
		1 Year	3 Year	5 Year	10 Year	Since Inception
Small Cap Growth	**7.68**	**83.95**	**19.02**	**16.32**	**10.93**	**11.08**
Russell 2000® Growth Index	4.88	90.20	17.16	18.61	13.02	9.30

3-month returns are not annualized. Performance figures are historical and do not guarantee future results. Investment returns and principal value will vary, and you may have a gain or loss when you sell shares. Current performance may be lower or higher than the performance data quoted. Contact the Fund for performance data current to the most recent month-end. Returns include changes in share price as well as reinvestment of all dividends and capital gains. Returns do not reflect the deduction of the 2% redemption fee imposed if shares are redeemed or exchanged within 30 calendar days from their date of purchase. If imposed, the fee would reduce the performance quoted. Returns do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or the redemption of Fund shares. Management fees and administrative expenses are included in the Fund's performance. Returns for periods greater than one year are compounded average annual rates of return.

TOP TEN HOLDINGS

Company Name	% of Net Assets	Company Name	% of Net Assets
Monolithic Power Systems, Inc.	2.5	Scotts Miracle-Gro Co.	2.0
Trex Co., Inc.	2.1	Paycom Software, Inc.	1.9
MKS Instruments, Inc.	2.1	STAAR Surgical Co.	1.8
YETI Holdings, Inc.	2.0	Waste Connections, Inc.	1.8
HubSpot, Inc.	2.0	PTC, Inc.	1.7
		Total	19.9

PORTFOLIO SECTOR ALLOCATION (%)

Health Technology	16.4
Technology Services	15.4
Electronic Technology	10.3
Producer Manufacturing	10.2
Finance	8.9
Consumer Durables	6.4
Commercial Services	5.2
Consumer Services	4.4
Sectors Less Than 4.4%	22.2
Cash and Other Net Assets	0.6

PORTFOLIO CHARACTERISTICS

Fund Assets (Millions):	$141.6
Number of Holdings:	94
Wtd. Avg. Market Cap (Billions):	$10.5
Median Market Cap (Billions):	$6.5

Fund holdings, sector allocations (as % of market value) and portfolio characteristics may change at any time and are not investment recommendations. The **Russell 2000® Growth Index** is an unmanaged index that measures the performance of those Russell 2000® Index companies with higher price-to-book ratios and higher forecasted growth values. The Russell 2000® Index is an unmanaged index that measures the performance of the 2,000 smallest companies in the Russell 3000® Index, an index consisting of the 3,000 largest U.S. companies based on market capitalization. It is not possible to invest directly in an index. Russell Investment Group is the owner of the registered trademarks, service marks and copyrights related to the Russell Indexes. Russell® is a registered trademark of Russell Investment Group. **Weighted Average Market Cap** is the average market capitalization of companies held by the Fund, weighted in proportion to their percentage of the Fund's net assets.

Carefully consider the Fund's investment objectives, risks, charges and expenses before investing. The prospectus contains this and other important Fund information and may be obtained by calling Sit Mutual Funds at 1-800-332-5580 or at www.sitfunds.com. Read the prospectus carefully before investing. Investment return and principal value of an investment will fluctuate so that an investor's shares when redeemed may be worth more or less than their original cost. Information about the risks associated with investing in the Sit Small Cap Growth Fund is found on the last page of this publication.

Sit International Growth Fund

As of March 31, 2021

FUND PERFORMANCE (%)

		Annualized Returns				
	3 Month	1 Year	3 Year	5 Year	10 Year	Since Inception
International Growth	**2.83**	**51.83**	**9.46**	**9.12**	**5.66**	**4.62**
MSCI EAFE Index	3.48	44.57	6.02	8.85	5.52	5.57

3-month returns are not annualized. Performance figures are historical and do not guarantee future results. Investment returns and principal value will vary, and you may have a gain or loss when you sell shares. Current performance may be lower or higher than the performance data quoted. Contact the Fund for performance data current to the most recent month-end. Returns include changes in share price as well as reinvestment of all dividends and capital gains and all fee waivers. Without the fee waivers total return figures would have been lower. A portion of the Fund's management fees were waived through 1/1/2010. Returns do not reflect the deduction of the 2% redemption fee imposed if shares are redeemed or exchanged within 30 calendar days from their date of purchase. If imposed, the fee would reduce the performance quoted. Returns do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or the redemption of Fund shares. Management fees and adminIstrative expenses are included in the Fund's performance. Returns for periods greater than one year are compounded average annual rates of return.

PORTFOLIO SECTOR ALLOCATION (%)

Finance	15.2
Health Technology	13.5
Electronic Technology	12.5
Technology Services	12.2
Producer Manufacturing	11.4
Consumer Non-Durables	9.3
Consumer Durables	3.8
Utilities	3.0
Sectors Less Than 3.0%	16.9
Cash and Other Net Assets	2.2

PORTFOLIO COUNTRY ALLOCATION (%)

Switzerland	14.8
United Kingdom	14.0
China/Hong Kong	11.1
Japan	9.1
France	7.8
Germany	6.4
Australia	5.1
Netherlands	4.9
10 Countries Less Than 4.9%	24.6
Cash and Other Assets	2.2

TOP TEN HOLDINGS

Company Name	% of Net Assets
ASML Holding NV	3.0
Schneider Electric SE	2.6
Logitech International SA	2.3
LG Chem, Ltd.	2.3
Sony Group Corp., ADR	2.3
Tencent Holdings, Ltd.	2.1
Partners Group Holding AG	2.1
Nestle SA	2.1
Iberdrola SA	2.0
Allianz SE	1.9
Total	22.8

PORTFOLIO CHARACTERISTICS

Fund Assets (Millions):	$29.6
Number of Holdings:	80
Wtd. Avg. Market Cap (Billions):	$100.5
Median Market Cap (Billions):	$46.0

INVESTMENT OBJECTIVE

Long-term growth.

INVESTMENT STRATEGY

The Fund seeks to achieve its objective by investing, under normal market conditions, at least 90% of its net assets in common stocks of companies domiciled outside the United States. In selecting investments for the Fund, the Adviser selects countries or regions that exhibit positive economic trends, earnings outlook, liquidity within the market, fiscal & monetary policy, currency exchange rate expectations, investment valuation, market sentiment, and social & political trends. The Adviser seeks industries and sectors that it believes have earnings growth prospects that are greater than the average. Within the selected industries and sectors, the Adviser invests in foreign growth-oriented companies it believes exhibit the potential for superior growth.

INVESTMENT STYLE

Style
Value
Blend
Growth
Cap Size
Large
Mid
Small

INDUSTRY EXPERIENCE

The Fund is managed by a team of investment professionals led by:
Roger J. Sit, 30 years

FUND DETAILS

Ticker:	SNGRX
CUSIP:	82980D-10-3
Inception Date:	11/1/91
Expense Ratio:	1.50%

Fund holdings, sector allocations (as % of market value) and portfolio characteristics may change at any time and are not investment recommendations. The **MSCI EAFE Index** (Europe Australasia, Far East) is an unmanaged free float-adjusted market capitalization index that measures the equity market performance of developed markets, excluding the U.S. and Canada. It is not possible to invest directly in an index. **Weighted Average Market Cap** is the average market capitalization of companies held by the Fund, weighted in proportion to their percentage of the Fund's net assets.

Carefully consider the Fund's investment objectives, risks, charges and expenses before investing. The prospectus contains this and other important Fund information and may be obtained by calling Sit Mutual Funds at 1-800-332-5580 or at www.sitfunds.com. Read the prospectus carefully before investing. Investment return and principal value of an investment will fluctuate so that an investor's shares when redeemed may be worth more or less than their original cost. Information about the risks associated with investing in the Sit International Growth Fund is found on page 19.

Sit Developing Markets Growth Fund

As of March 31, 2021

INVESTMENT OBJECTIVE

Maximize long-term capital appreciation.

INVESTMENT STRATEGY

The Fund seeks to achieve its objective by investing, under normal market conditions, at least 80% of its net assets in common stocks of companies domiciled in a developing market. In selecting investments for the Fund, the Adviser selects countries or regions that exhibit positive economic trends, earnings outlook, liquidity within the market, fiscal & monetary policy, currency exchange rate expectations, investment valuation, market sentiment, and social & political trends. The Adviser seeks industries and sectors that appear to have strong earnings growth prospects. Within the selected industries and sectors, the Adviser invests in foreign growth-oriented companies it believes exhibit the potential for superior growth.

INVESTMENT STYLE

Style

	Value	Blend	Growth
Large		■	
Mid			
Small			

Cap Size

INDUSTRY EXPERIENCE

The Fund is managed by a team of investment professionals led by:
  Roger J. Sit, 30 years
  Raymond E. Sit, 28 years

FUND DETAILS

Ticker:	SDMGX
CUSIP:	82980D-40-0
Inception Date:	7/1/94
Expense Ratio:	1.40%

FUND PERFORMANCE (%)

	3 Month	Annualized Returns				
		1 Year	3 Year	5 Year	10 Year	Since Inception
Developing Markets Growth	**1.01**	**57.19**	**6.76**	**13.22**	**2.96**	**4.88**
MSCI Emerging Markets Index	1.95	55.13	3.98	9.49	1.18	3.85

3-month returns are not annualized. Performance figures are historical and do not guarantee future results. Investment returns and principal value will vary, and you may have a gain or loss when you sell shares. Current performance may be lower or higher than the performance data quoted. Contact the Fund for performance data current to the most recent month-end. Returns include changes in share price as well as reinvestment of all dividends and capital gains. Returns do not reflect the deduction of the 2% redemption fee imposed if shares are redeemed or exchanged within 30 calendar days from their date of purchase. If imposed, the fee would reduce the performance quoted. Returns do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or the redemption of Fund shares. Management fees and administrative expenses are included in the Fund's performance. Returns for periods greater than one year are compounded average annual rates of return.

PORTFOLIO SECTOR ALLOCATION (%)

Electronic Technology	20.5
Technology Services	18.8
Finance	17.8
Retail Trade	11.3
Consumer Services	5.4
Consumer Non-Durables	5.0
Investment Companies	3.3
Non-Energy Minerals	3.3
Sectors Less Than 3.0%	11.8
Cash and Other Net Assets	2.8

PORTFOLIO COUNTRY ALLOCATION (%)

China/Hong Kong	40.6
South Korea	12.0
Taiwan	9.0
India	6.3
South Africa	6.1
Singapore	4.2
Brazil	3.5
United States	3.3
8 Countries Less Than 3.3%	12.2
Cash and Other Assets	2.8

TOP TEN HOLDINGS

Company Name	% of Net Assets
Tencent Holdings, Ltd.	6.4
Samsung Electronics Co., Ltd.	6.3
Taiwan Semiconductor Co.	5.5
Alibaba Group Holding, Ltd., ADR	5.1
iShares MSCI India ETF	3.3
HDFC Bank, Ltd., ADR	3.0
LG Chem, Ltd.	2.9
JD.com, Inc., ADR	2.7
Baidu, Inc., ADR	2.6
ENN Energy Holdings, Ltd.	2.5
Total	40.4

PORTFOLIO CHARACTERISTICS

Fund Assets (Millions):	$14.0
Number of Holdings:	59
Wtd. Avg. Market Cap (Billions):	$188.1
Median Market Cap (Billions):	$27.8

Fund holdings, sector allocations (as % of market value) and portfolio characteristics may change at any time and are not investment recommendations. The **MSCI Emerging Markets Index** (Europe Australasia, Far East) is an unmanaged, free float-adjusted market capitalization index that measures the equity market performance of emerging markets. It is not possible to invest directly in an index. **Weighted Average Market Cap** is the average market capitalization of companies held by the Fund, weighted in proportion to their percentage of the Fund's net assets.

Carefully consider the Fund's investment objectives, risks, charges and expenses before investing. The prospectus contains this and other important Fund information and may be obtained by calling Sit Mutual Funds at 1-800-332-5580 or at www.sitfunds.com. Read the prospectus carefully before investing. Investment return and principal value of an investment will fluctuate so that an investor's shares when redeemed may be worth more or less than their original cost. Information about the risks associated with investing in the Sit Developing Markets Growth Fund is found on page 19.

Sit U.S. Government Securities Fund

As of March 31, 2021

FUND PERFORMANCE (%)

		Annualized Returns					
	3 Month	1 Year	3 Year	5 Year	10 Year	Since Inception	30-Day SEC Yield[1]
Class S Shares	**-0.04**	**0.44**	**2.98**	**1.94**	**1.68**	**5.05**	**1.82**
Bloomberg Barclays Intermediate Government Index	-1.72	-1.20	3.75	2.07	2.28	5.26	
Class Y Shares	**0.03**	**0.72**	**—**	**—**	**—**	**3.95**	**2.05**
Bloomberg Barclays Intermediate Government Index	-1.72	-1.20	—	—	—	3.91	

3-month returns are not annualized. Performance figures are historical and do not guarantee future results. Investment returns and principal value will vary, and you may have a gain or loss when you sell shares. Current performance may be lower or higher than the performance data quoted. Contact the Fund for performance data current to the most recent month-end. Returns include changes in share price as well as reinvestment of all dividends and capital gains and all fee waivers. Without the fee waivers total returns and yield figures would have been lower. A portion of the Fund's management fees were waived through 1/1/2010. Returns do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or the redemption of Fund shares. Management fees and administrative expenses are included in the Fund's performance. Returns for periods greater than one year are compounded average annual rates of return.

(1) The SEC yield reflects the rate at which the Fund is earning income on its current portfolio of securities.

PORTFOLIO SECTOR ALLOCATION (%)

CMO	53.9
FNMA Pass-Through	17.4
GNMA Pass-Through	9.0
U.S. Treasury/Federal Agy.	7.1
FHLMC Pass-Through	4.0
Asset-Backed	1.2
SBA Pass-Through	0.4
Cash & Other Net Assets	7.0

PORTFOLIO CHARACTERISTICS

S Share Assets (Millions):	$398.8
Y Share Assets (Millions):	$128.4
Average Maturity:	17.9 Years
Effective Duration:	1.9 Years

INVESTMENT OBJECTIVE

High current income and safety of principal.

INVESTMENT STRATEGY

The Fund seeks to achieve its objective by investing exclusively in U.S. government securities, which are securities issued, guaranteed or insured by the U.S. government, its agencies or instrumentalities. In selecting securities for the Fund, the Adviser seeks securities providing high current income relative to yields currently available in the market. In making purchase and sales decisions for the Fund, the Adviser considers their economic outlook and interest rate forecast, as well as their evaluation of a security's prepayment risk, yield, maturity, and liquidity.

INVESTMENT STYLE

	Duration		
Quality	Short	Interm	Long
High	■		
Mid			
Low			

INDUSTRY EXPERIENCE

The Fund is managed by a team of investment professionals led by:
 Bryce A. Doty, CFA, 30 years
 Mark H. Book, CFA, 34 years

FUND DETAILS

Ticker:	SNGVX	SNGYX
CUSIP:	829800-10-1	82980B-10-7
Inception Date:	6/2/87	1/1/20
Expense Ratio:	0.80%	0.55%

Fund holdings, sector allocations (as % of market value) and portfolio characteristics may change at any time and are not investment recommendations. The **Bloomberg Barclays Intermediate Government Index** is a sub-index of the Bloomberg Barclays Government Bond Index covering issues with remaining maturities of between three and five years. The Bloomberg Barclays Government Bond Index is an Index that measures the performance of all public U.S. government obligations with remaining maturities of one year or more. The returns include the reinvestment of income and do not include any transaction costs, management fees or other costs. It is not possible to invest directly in an index. **Duration** is a measure of estimated price sensitivity relative to changes in interest rates. Portfolios with longer durations are typically more sensitive to changes in interest rates. For example, if interest rate rise 1%, the market value of a security with an effective duration of 5 years would decrease by 5%, with all other factors being constant. The correlation between duration and price sensitivity is greater for securities rated investment-grade than it is for securities rated below investment grade. There are multiple accepted methodologies utilized across the industry to calculate duration estimates. The duration reported herein are the Effective Duration estimates calculated by the Adviser, which are based on assumptions by the Adviser and are subject to a number of limitations. **Effective duration** is calculated based on historical price changes of securities held by the Fund utilizing empirical historical pricing, estimated average life yield, estimated average life price, and estimated average life date as opposed to maturity, which the Adviser believes is a more accurate estimate of price sensitivity provided interest rates remain within their historical range. Investments in debt securities typically decrease in value when interest rates rise. The risk is usually greater for long-term debt securities. Effective Durations reported herein are calculated by the Adviser and may differ from duration estimates reported in other materials that are based on different methods of calculating duration utilizing different assumptions. Mortgage-backed securities involve risk of loss due to prepayments and defaults.

Carefully consider the Fund's investment objectives, risks, charges and expenses before investing. The prospectus contains this and other important Fund information and may be obtained by calling Sit Mutual Funds at 1-800-332-5580 or at www.sitfunds.com. Read the prospectus carefully before investing. Investment return and principal value of an investment will fluctuate so that an investor's shares when redeemed may be worth more or less than their original cost. Information about the risks associated with investing in the Sit U.S. Government Securities Fund is found on the back page of this publication.

Sit Quality Income Fund

As of March 31, 2021

INVESTMENT OBJECTIVE

High current income and safety of principal.

INVESTMENT STRATEGY

The Fund seeks to achieve its objective by investing under normal market conditions at least 80% of its assets in debt securities issued by the U.S. government and its agencies, debt securities issued by corporations, mortgage and other asset-backed securities.

The Fund invests at least 50% of its assets in U.S. government debt securities, which are securities issued, guaranteed or insured by the U.S. government, its agencies or instrumentalities. The balance of the Fund's assets will be invested in investment grade debt securities issued by corporations and municipalities, and mortgage and other asset backed securities. Investment grade debt securities are rated at the time of purchase within the top four rating categories by a Nationally Recognized Statistical Rating Organization or of comparable quality as determined by the Adviser. The Fund's dollar-weighted average portfolio quality is expected to be "A" or better.

INVESTMENT STYLE

	Duration		
Quality	**Short**	**Interm**	**Long**
High	■		
Mid			
Low			

INDUSTRY EXPERIENCE

The Fund is managed by a team of investment professionals led by:
Bryce A. Doty, CFA, 30 years
Mark H. Book, CFA, 34 years
Christopher M. Rasmussen, CFA, 20 years

FUND DETAILS

Ticker:	SQIFX
CUSIP:	82979K-50-6
Inception Date:	12/31/12
Expense Ratio:	0.90%

FUND PERFORMANCE (%)

	3 Month	Annualized Returns				30-Day SEC Yield[1]
		1 Year	3 Year	5 Year	Since Inception	
Quality Income	**0.41**	**3.32**	**2.51**	**1.84**	**1.25**	**1.32**
Bloomberg Barclays U.S. 1-3 Gov't/Credit Index	-0.04	1.57	3.04	2.00	1.58	

3-month and since inception returns are not annualized. Performance figures are historical and do not guarantee future results. Investment returns and principal value will vary, and you may have a gain or loss when you sell shares. Current performance may be lower or higher than the performance data quoted. Contact the Fund for performance data current to the most recent month-end. Returns include changes in share price as well as reinvestment of all dividends and capital gains. Returns do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or the redemption of Fund shares. Management fees and administrative expenses are included in the Fund's performance. Returns for periods greater than one year are compounded average annual rates of return.

(1) The SEC yield reflects the rate at which the Fund is earning income on its current portfolio of securities.

PORTFOLIO SECTOR ALLOCATION (%)

Corporate Bonds	27.7
U.S. Treasury/Federal Agency	26.4
Mortgage Pass-Through (Agy.)	25.3
Taxable Municipal	8.1
Asset-Backed (non-agency)	5.2
CMO (non-agency)	5.0
Cash & Other Net Assets	2.3

PORTFOLIO CHARACTERISTICS

Fund Assets (Millions):	$108.8
Average Maturity:	9.8 Years
Effective Duration:	1.2 Years

Fund holdings, sector allocations (as % of market value) and portfolio characteristics may change at any time and are not investment recommendations. The **Bloomberg Barclays U.S. 1-3 Year Government/Credit Index** is an unmanaged index of Treasury or government agency securities and investment grade corporate debt securities with maturities of one to three years. The returns include the reinvestment of income and do not include any transaction costs, management fees or other costs. It is not possible to invest directly in an index. **Duration** is a measure of estimated price sensitivity relative to changes in interest rates. Portfolios with longer durations are typically more sensitive to changes in interest rates. For example, if interest rate rise 1%, the market value of a security with an effective duration of 5 years would decrease by 5%, with all other factors being constant. The correlation between duration and price sensitivity is greater for securities rated investment-grade than it is for securities rated below investment grade. There are multiple accepted methodologies utilized across the industry to calculate duration estimates. The duration reported herein are the Effective Duration estimates calculated by the Adviser, which are based on assumptions by the Adviser and are subject to a number of limitations. **Effective duration** is calculated based on historical price changes of securities held by the Fund utilizing empirical historical pricing, estimated average life yield, estimated average life price, and estimated average life date as opposed to maturity, which the Adviser believes is a more accurate estimate of price sensitivity provided interest rates remain within their historical range. Investments in debt securities typically decrease in value when interest rates rise. The risk is usually greater for long-term debt securities. Effective Durations reported herein are calculated by the Adviser and may differ from duration estimates reported in other materials that are based on different methods of calculating duration utilizing different assumptions. Mortgage- and asset-backed securities involve risk of loss due to prepayments and defaults.

Carefully consider the Fund's investment objectives, risks, charges and expenses before investing. The prospectus contains this and other important Fund information and may be obtained by calling Sit Mutual Funds at 1-800-332-5580 or at www.sitfunds.com. Read the prospectus carefully before investing. Investment return and principal value of an investment will fluctuate so that an investor's shares when redeemed may be worth more or less than their original cost. Information about the risks associated with investing in the Sit Quality Income Fund is found on page 19.

Sit Tax-Free Income Fund

As of March 31, 2021

FUND PERFORMANCE (%)

	3 Month	Annualized Returns				
		1 Year	3 Year	5 Year	10 Year	Since Inception
Tax-Free Income	**0.20**	**6.73**	**4.00**	**3.66**	**5.34**	**5.13**
Bloomberg Barclays 5-Year Muni Index	-0.31	5.07	3.89	2.52	2.94	4.84

3-month returns are not annualized. Performance figures are historical and do not guarantee future results. Investment returns and principal value will vary, and you may have a gain or loss when you sell shares. Current performance may be lower or higher than the performance data quoted. Contact the Fund for performance data current to the most recent month-end. Returns include changes in share price as well as reinvestment of all dividends and capital gains. Returns do no reflect the deduction of taxes that a shareholder would pay on Fund distributions or the redemption of Fund shares. Management fees and administrative expenses are included in the Fund's performance. Returns for periods greater than one year are compounded average annual rates of return.

YIELDS / DISTRIBUTION RATES (%)

		Tax-Equivalent 30-Day Yields	
30-Day SEC Yield	1.90	38.8% Tax Rate	3.10
		40.8% Tax Rate	3.21

The SEC yield reflects the rate at which the Fund is earning income on its current portfolio of securities. Tax-Equivalent Yields include the 3.8% net investment income tax for the top three brackets, and represent the yield that must be earned on a fully taxable investment in order to equal the yield of the Fund on an after tax basis at a specified tax rate.

PORTFOLIO SECTOR ALLOCATION (%)

Multi Family Mortgage	25.0
Single Family Mortgage	18.2
Other Revenue	12.1
Education/Student Loan	10.0
Insured	7.3
General Obligation	6.3
Investment Companies	5.5
Hospital / Health Care	4.3
Sectors Less Than 3.0%	7.3
Cash and Other Net Assets	4.0

PORTFOLIO CHARACTERISTICS

Fund Assets (Millions):	$348.2
Average Maturity:	19.5 Years
Duration to Estimated Avg. Life:	5.1 Years

INVESTMENT OBJECTIVE

High current income that is exempt from federal income tax consistent with preservation of capital.

INVESTMENT STRATEGY

The Fund seeks to achieve its objective by investing primarily in municipal securities that generate interest income that is exempt from both federal regular income tax and federal alternative minimum tax. In selecting securities for the Fund, the Adviser seeks securities providing high tax-exempt income. The Adviser attempts to maintain an average effective duration for the portfolio of approximately 3 to 8 years.

INVESTMENT STYLE

Quality	Duration		
	Short	Interm	Long
High			
Mid		■	
Low			

INDUSTRY EXPERIENCE

The Fund is managed by a team of investment professionals led by:
 Paul J. Jungquist, CFA, 27 years
 Todd S. Emerson, CFA, 26 years
 Kevin P. O'Brien, CFA, 18 years

FUND DETAILS

Ticker:	SNTIX
CUSIP:	829799-10-5
Inception Date:	9/29/88
Expense Ratio:	0.80%

Fund holdings, sector allocations (as % of market value) and portfolio characteristics may change at any time and are not investment recommendations. The **Bloomberg Barclays 5-Year Municipal Bond Index** is an unmanaged index of long-term, fixed-rate, investment-grade, tax-exempt bonds representative of the municipal bond market. It is not possible to invest directly in an index. **Duration** is a measure of estimated price sensitivity relative to changes in interest rates. Portfolios with longer durations are typically more sensitive to changes in interest rates. For example, if interest rate rise 1%, the market value of a security with an effective duration of 5 years would decrease by 5%, with all other factors being constant. The correlation between duration and price sensitivity is greater for securities rated investment-grade than it is for securities rated below investment grade. There are multiple accepted methodologies utilized across the industry to calculate duration estimates. The duration reported herein are the Effective Duration estimates calculated by the Adviser, which are based on assumptions by the Adviser and are subject to a number of limitations. **Effective duration** is calculated based on historical price changes of securities held by the Fund utilizing empirical historical pricing, estimated average life yield, estimated average life price, and estimated average life date as opposed to maturity, which the Adviser believes is a more accurate estimate of price sensitivity provided interest rates remain within their historical range. Investments in debt securities typically decrease in value when interest rates rise. The risk is usually greater for long-term debt securities. Effective Durations reported herein are calculated by the Adviser and may differ from duration estimates reported in other materials that are based on different methods of calculating duration utilizing different assumptions. Income from tax-exempt funds may be subject to state and local taxes. Capital gains distributions, if any, will be subject to tax.

Carefully consider the Fund's investment objectives, risks, charges and expenses before investing. The prospectus contains this and other important Fund information and may be obtained by calling Sit Mutual Funds at 1-800-332-5580 or at www.sitfunds.com. Read the prospectus carefully before investing. Investment return and principal value of an investment will fluctuate so that an investor's shares when redeemed may be worth more or less than their original cost. Information about the risks associated with investing in the Sit Tax-Free Income Fund is found on the last page of this publication.

Sit Minnesota Tax-Free Income Fund

As of March 31, 2021

INVESTMENT OBJECTIVE

The Fund seeks high current income that is exempt from federal regular income tax and Minnesota regular personal income tax consistent with preservation of capital.

INVESTMENT STRATEGY

The Fund seeks to achieve its objective by investing primarily in municipal securities that generate interest income that is exempt from federal regular income tax and Minnesota regular personal income tax. In selecting securities for the Fund, the Adviser seeks securities providing high current tax-exempt income. In making purchase and sales decisions for the Fund, the Adviser considers their economic outlook and interest rate forecast, as well as their evaluation of a security's structure, credit quality, yield, maturity, and liquidity.

INVESTMENT STYLE

Duration

	Short	Interm	Long
High			
Mid		■	
Low			

Quality

INDUSTRY EXPERIENCE

The Fund is managed by a team of investment professionals led by:
  Paul J. Jungquist, CFA, 27 years
  Todd S. Emerson, CFA, 26 years
  Kevin P. O'Brien, CFA, 18 years

FUND DETAILS

Ticker:	SMTFX
CUSIP:	82979K-10-0
Inception Date:	12/1/93
Expense Ratio:	0.80%

FUND PERFORMANCE (%)

		Annualized Returns				
	3 Month	1 Year	3 Year	5 Year	10 Year	Since Inception
Minnesota Tax-Free Income	**0.00**	**5.94**	**3.91**	**3.11**	**4.42**	**4.60**
Bloomberg Barclays 5-Year Muni Bond Index	-0.31	5.07	3.89	2.52	2.94	4.18

3-month returns are not annualized. Performance figures are historical and do not guarantee future results. Investment returns and principal value will vary, and you may have a gain or loss when you sell shares. Current performance may be lower or higher than the performance data quoted. Contact the Fund for performance data current to the most recent month-end. Returns include changes in share price as well as reinvestment of all dividends and capital gains. Returns do no reflect the deduction of taxes that a shareholder would pay on Fund distributions or the redemption of Fund shares. Management fees and administrative expenses are included in the Fund's performance. Returns for periods greater than one year are compounded average annual rates of return.

YIELDS / DISTRIBUTION RATES (%)

		Tax-Equivalent 30-Day Yields	
30-Day SEC Yield	1.81	44.83% Tax Rate	3.52
		46.63% Tax Rate	3.67

The SEC yield reflects the rate at which the Fund is earning income on its current portfolio of securities. Tax-Equivalent Yields represent the yield that must be earned on a fully taxable investment in order to equal the yield of the Fund on an after tax basis at a specified tax rate. The effective combined federal and Minnesota rates include the federal 3.8% net investment income tax for the top two tax brackets and a Minnesota tax rate of 9.85%.

PORTFOLIO SECTOR ALLOCATION (%)

Multi Family Mortgage	20.6
Single Family Mortgage	17.7
Education/Student Loan	15.5
Hospital / Health Care	14.3
General Obligation	10.6
Municipal Lease	5.5
Other Revenue	3.5
Utility	2.2
Sectors Less Than 2.0%	6.0
Cash and Other Net Assets	4.1

PORTFOLIO CHARACTERISTICS

Fund Assets (Millions):	$680.3
Average Maturity:	16.6 Years
Duration to Estimated Avg. Life:	4.5 Years

Fund holdings, sector allocations (as % of market value) and portfolio characteristics may change at any time and are not investment recommendations. The **Bloomberg Barclays 5-Year Municipal Bond Index** is an unmanaged index of long-term, fixed-rate, investment-grade, tax-exempt bonds representative of the municipal bond market. It is not possible to invest directly in an index. **Duration** is a measure of estimated price sensitivity relative to changes in interest rates. Portfolios with longer durations are typically more sensitive to changes in interest rates. For example, if interest rate rise 1%, the market value of a security with an effective duration of 5 years would decrease by 5%, with all other factors being constant. The correlation between duration and price sensitivity is greater for securities rated investment-grade than it is for securities rated below investment grade. There are multiple accepted methodologies utilized across the industry to calculate duration estimates. The duration reported herein are the Effective Duration estimates calculated by the Adviser, which are based on assumptions by the Adviser and are subject to a number of limitations. **Effective duration** is calculated based on historical price changes of securities held by the Fund utilizing empirical historical pricing, estimated average life yield, estimated average life price, and estimated average life date as opposed to maturity, which the Adviser believes is a more accurate estimate of price sensitivity provided interest rates remain within their historical range. Investments in debt securities typically decrease in value when interest rates rise. The risk is usually greater for long-term debt securities. Effective Durations reported herein are calculated by the Adviser and may differ from duration estimates reported in other materials that are based on different methods of calculating duration utilizing different assumptions. Income from tax-exempt funds may be subject to state and local taxes, and a portion of income may be subject to federal income tax including the alternative minimum tax (AMT). Income from tax-exempt funds may be subject to state and local taxes. Capital gains distributions, if any, will be subject to tax.

Carefully consider the Fund's investment objectives, risks, charges and expenses before investing. The prospectus contains this and other important Fund information and may be obtained by calling Sit Mutual Funds at 1-800-332-5580 or at www.sitfunds.com. Read the prospectus carefully before investing. Investment return and principal value of an investment will fluctuate so that an investor's shares when redeemed may be worth more or less than their original cost. Information about the risks associated with investing in the Sit Minnesota Tax-Free Income Fund is found on page 19.

Mutual fund investing involves risk; principal loss is possible. There is no guarantee the Fund's investment objectives will be achieved. The market value of securities held by the Fund may fall or fail to rise. More information on these risks considerations, as well as information on other risks to which the Fund is subject are included in each Fund's prospectus. Prospectuses may be obtained on the Sit Mutual Funds website at www.sitfunds.com or by calling 800-332-5580 to request a prospectus.

Principal investment risks of each Sit Mutual Fund:

Sit Balanced Fund: The Fund's focus on growth stocks may cause the Fund's performance at times to be better or worse than the performance of funds that focus on other types of stocks or that have a broader investment style. An increase in interest rates may lower the value of the fixed-income securities held by the Fund. A decrease in interest rates may lower the income earned by the Fund.

Sit Developing Markets Growth Fund: Stocks of small and medium sized companied may be subject to more abrupt or erratic market movements than stocks of larger, more established companies, and there may be limited liquidity for certain small cap stocks. The Fund's focus on growth stocks may cause the Fund's performance at times to be better or worse than the performance of funds that focus on other types of stocks or that have a broader investment style. International investing involves certain risks and volatility due to potential political, economic or currency instabilities and different financial and accounting standards. Risks are enhanced for emerging market issuers. An increase in interest rates may lower the value of the fixed-income securities held by the Fund. A decrease in interest rates may lower the income earned by the Fund.

Sit Dividend Growth Fund: Dividend paying stocks may not experience the same capital appreciation as non-dividend paying stocks, and the stocks held by the Fund may reduce or stop paying dividends. Stocks of medium sized companied may be subject to more abrupt or erratic market movements than stocks of larger, more established companies. The Fund's focus on growth stocks may cause the Fund's performance at times to be better or worse than the performance of funds that focus on other types of stocks or that have a broader investment style. International investing involves certain risks and volatility due to potential political, economic or currency instabilities and different financial and accounting standards. An increase in interest rates may lower the value of the fixed-income securities held by the Fund. A decrease in interest rates may lower the income earned by the Fund.

Sit ESG Growth Fund: Stocks of companies with ESG practices may not experience the same capital appreciation as companies without ESG practices. Stocks of medium sized companied may be subject to more abrupt or erratic market movements than stocks of larger, more established companies. The Fund's focus on growth stocks may cause the Fund's performance at times to be better or worse than the performance of funds that focus on other types of stocks or that have a broader investment style. International investing involves certain risks and volatility due to potential political, economic or currency instabilities and different financial and accounting standards. An increase in interest rates may lower the value of the fixed-income securities held by the Fund. A decrease in interest rates may lower the income earned by the Fund.

Sit Global Dividend Growth Fund: Dividend paying stocks may not experience the same capital appreciation as non-dividend paying stocks, and the stocks held by the Fund may reduce or stop paying dividends. Stocks of medium sized companied may be subject to more abrupt or erratic market movements than stocks of larger, more established companies. The Fund's focus on growth stocks may cause the Fund's performance at times to be better or worse than the performance of funds that focus on other types of stocks or that have a broader investment style. International investing involves certain risks and volatility due to potential political, economic or currency instabilities and different financial and accounting standards. An increase in interest rates may lower the value of the fixed-income securities held by the Fund. A decrease in interest rates may lower the income earned by the Fund.

Sit International Growth Fund: Stocks of small and medium sized companied may be subject to more abrupt or erratic market movements than stocks of larger, more established companies, and there may be limited liquidity for certain small cap stocks. The Fund's focus on growth stocks may cause the Fund's performance at times to be better or worse than the performance of funds that focus on other types of stocks or that have a broader investment style. International investing involves certain risks and volatility due to potential political, economic or currency instabilities and different financial and accounting standards. An increase in interest rates may lower the value of the fixed-income securities held by the Fund. A decrease in interest rates may lower the income earned by the Fund.

Sit Large Cap Growth Fund: The Fund's focus on growth stocks may cause the Fund's performance at times to be better or worse than the performance of funds that focus on other types of stocks or that have a broader investment style. An increase in interest rates may lower the value of the fixed-income securities held by the Fund. A decrease in interest rates may lower the income earned by the Fund.

Sit Mid Cap Growth Fund: Stocks of medium sized companied may be subject to more abrupt or erratic market movements than stocks of larger, more established companies. The Fund's focus on growth stocks may cause the Fund's performance at times to be better or worse than the performance of funds that focus on other types of stocks or that have a broader investment style. An increase in interest rates may lower the value of the fixed-income securities held by the Fund. A decrease in interest rates may lower the income earned by the Fund.

Sit Minnesota Tax-Free Income Fund: Fixed-income securities present issuer default risk, and the revenue bonds in which the Fund invests may entail greater credit risk than the Fund's investments in general obligation bonds. Market risk may affect a single issuer, sector of the economy, industry or the market as a whole. Tax, legislative, regulatory, demographic or political changes in Minnesota, as well as changes impacting Minnesota's financial, economic or other conditions may adversely impact the Fund. The Fund may be more adversely affected than other funds by future changes in federal or state income tax laws.
A relatively small number of Minnesota tax-exempt issuers may necessitate the fund investing a larger portion of its assets in a limited number of issuers than a more diversified fund, and the Fund may be more susceptible to any single economic, political or regulatory occurrence than a more diversified fund. The Fund invests a significant portion of its assets in certain sectors including health care facility bonds, housing authority bonds, and education bonds, and therefore the Fund may be more affected by events influencing these sectors than a fund that is more diversified across numerous sectors. Call risk exists as a fixed-income security may be called, prepaid or redeemed before maturity and that similar yielding investments may not be available for purchase. An increase in interest rates may lower the value of the fixed-income securities held by the Fund. Falling rates may lower the income earned by the Fund and result in the Fund investing in lower yielding securities, lowering the fund's income and yield. Federal and state tax rules apply to capital gain distributions and any gains or losses on sales. Income may be subject to state, local or alternative minimum taxes.There may be limited liquidity for certain fixed-income securities. The Fund may hold securities for which prices from pricing services may be unavailable or are deemed unreliable.

Sit Quality Income Fund: Fixed-income securities present issuer default risk. Securities held by the Fund may not be backed by the full faith and credit of the United States. Call risk exists as a fixed-income security may be called, prepaid or redeemed before maturity and that similar yielding investments may not be available for purchase. Market risk may affect a single issuer, sector of the economy, industry or the market as a whole. An increase in interest rates may lower the value of the fixed-income securities held by the Fund. Declining interest rates may compel borrowers to prepay mortgages and debt obligations underlying the mortgage-backed securities owned by the Fund. The proceeds received by the Fund from prepayments may be reinvested at interest rates lower than the original investment, thus resulting in a reduction of income to the Fund. Rising interest rates could reduce prepayments and extend the life of securities with lower interest rates, which may increase the sensitivity of the Fund's value to rising interest rates.There may be limited liquidity for certain fixed-income securities. The Fund may hold securities for which prices from pricing services may be unavailable or are deemed unreliable.

Sit Small Cap Dividend Growth: Dividend paying stocks may not experience the same capital appreciation as non-dividend paying stocks, and the stocks held by the Fund may reduce or stop paying dividends. Stocks of small and medium sized companied may be subject to more abrupt or erratic market movements than stocks of larger, more established companies, and there may be limited liquidity for certain small cap stocks. The Fund's focus on growth stocks may cause the Fund's performance at times to be better or worse than the performance of funds that focus on other types of stocks or that have a broader investment style. International investing involves certain risks and volatility due to potential political, economic or currency instabilities and different financial and accounting standards. An increase in interest rates may lower the value of the fixed-income securities held by the Fund. A decrease in interest rates may lower the income earned by the Fund.

(Principal investment risks of each Sit Mutual Fund are continued on next page.)

Sit Investment Associates
Sit Mutual Funds
80 S. Eighth Street, 3300 IDS Center
Minneapolis, MN 55402

In this issue,

Bond Funds in a Rising Interest Rate Environment • Investment Outlook and Strategy Summary • The $1.9 Trillion American Rescue Plan Act • Online Account Access Update • $1 Trillion in Taxes May Go Uncollected Each Year • Sit Mutual Funds First Quarter 2021 Performance

Principal investment risks of each Sit Mutual Fund (continued)

Sit Small Cap Growth Fund: Stocks of small and medium sized companied may be subject to more abrupt or erratic market movements than stocks of larger, more established companies, and there may be limited liquidity for certain small cap stocks. The Fund's focus on growth stocks may cause the Fund's performance at times to be better or worse than the performance of funds that focus on other types of stocks or that have a broader investment style. An increase in interest rates may lower the value of the fixed-income securities held by the Fund. A decrease in interest rates may lower the income earned by the Fund.
Sit Tax-Free Income Fund: Fixed-income securities present issuer default risk, and the revenue bonds in which the Fund invests may entail greater credit risk than the Fund's investments in general obligation bonds. Market risk may affect a single issuer, sector of the economy, industry or the market as a whole. The Fund's municipal securities may be particularly affected by the political, demographic, legislative and economic conditions and developments in the issuing states and their political subdivisions, and the Fund may be more adversely affected than other funds by future changes in federal or state income tax laws. The Fund invests a significant portion of its assets in certain sectors including health care facility bonds, housing authority bonds, and education bonds, and therefore the Fund may be more affected by events influencing these sectors than a fund that is more diversified across numerous sectors.Call risk exists as a fixed-income security may be called, prepaid or redeemed before maturity and that similar yielding investments may not be available for purchase. An increase in interest rates may lower the value of the fixed-income securities held by the Fund. Falling rates may lower the income earned by the Fund and result in the Fund investing in lower yielding securities, lowering the fund's income and yield. Federal and state tax rules apply to capital gain distributions and any gains or losses on sales. Income may be subject to state, local or alternative minimum taxes.There may be limited liquidity for certain fixed-income securities. The Fund may hold securities for which prices from pricing services may be unavailable or are deemed unreliable.
Sit U.S. Government Securities Fund: Fixed-income securities present issuer default risk. Securities held by the Fund may not be backed by the full faith and credit of the United States. Market risk may affect a single issuer, sector of the economy, industry or the market as a whole. An increase in interest rates may lower the value of the fixed-income securities held by the Fund. Declining interest rates may compel borrowers to prepay mortgages and debt obligations underlying the mortgage-backed securities owned by the Fund. The proceeds received by the Fund from prepayments may be reinvested at interest rates lower than the original investment, thus resulting in a reduction of income to the Fund. Rising interest rates could reduce prepayments and extend the life of securities with lower interest rates, which may increase the sensitivity of the Fund's value to rising interest rates. There may be limited liquidity for certain fixed-income securities. The Fund may hold securities for which prices from pricing services may be unavailable or are deemed unreliable.

The Morningstar Rating™ for funds, or "star rating", is calculated for managed products (including mutual funds, variable annuity and variable life subaccounts, exchange-traded funds, closed-end funds, and separate accounts) with at least a three-year history. Exchange-traded funds and open-ended mutual funds are considered a single population for comparative purposes. It is calculated based on a Morningstar Risk-Adjusted Return measure that accounts for variation in a managed product's monthly excess performance, placing more emphasis on downward variations and rewarding consistent performance. The top 10% of products in each product category receive 5 stars, the next 22.5% receive 4 stars, the next 35% receive 3 stars, the next 22.5% receive 2 stars, and the bottom 10% receive 1 star. The Overall Morningstar Rating for a managed product is derived from a weighted average of the performance figures associated with its three-, five-, and 10-year (if applicable) Morningstar Rating metrics. The weights are: 100% three-year rating for 36-59 months of total returns, 60% five-year rating/40% three-year rating for 60-119 months of total returns, and 50% 10-year rating/30% five-year rating/20% three-year rating for 120 or more months of total returns. While the 10-year overall star rating formula seems to give the most weight to the 10-year period, the most recent three-year period actually has the greatest impact because it is included in all three rating periods. Past performance of is no guarantee of future results.

The Sit Mutual Funds Newsletter is published quarterly by Sit Investment Associates, 3300 IDS Center, 80 S. 8th Street, Minneapolis, MN 55402-2211. Opinions and statements of financial market trends that are based on current market conditions constitute our judgment and are subject to change without notice. We believe the information provided here is reliable but should not be assumed to be accurate or complete. The views and strategies described may not be suitable for all investors, and readers should not rely on this publication as their sole source of investment information.